July 7, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Crown Holdings, Inc.
Registration Statement on Form S-4
(Registration No. 333-131784)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will become effective as of 4:00 p.m., New York City time, on July 10, 2006, or as soon thereafter as practicable.

The Registrant acknowledges that:

1. should the Commission or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing;

2. the action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Registrant may not assert the Commission’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CROWN HOLDINGS, INC.

By:	/s/ WILLIAM T. GALLAGHER, ESQ.
William T. Gallagher, Esq.
Senior Vice President, Secretary and General Counsel

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